OM Asset Management plc

5th Floor, Millennium Bridge House

2 Lambeth Hill

London EC4V 4GG, United Kingdom

October 7, 2014

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:  Suzanne Hayes

RE:                                                                          OM Asset Management plc

Registration Statement on Form S-1

SEC File No. 333-197106

Ladies and Gentlemen:

Reference is made to that certain letter request for acceleration, dated on, and filed with the Securities and Exchange Commission as of, October 3, 2014, by OM Asset Management plc, a public limited company under the laws of England and Wales (the “Company”) requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”) be accelerated to 4:30 p.m. Eastern Time, on Wednesday, October 7, 2014 or as soon as practicable thereafter (the “Prior Letter”).

By this letter, the Company hereby amends the Prior Letter, and, pursuant to Rule 461 of the Securities Act of 1933, as amended, requests that the effectiveness of the Registration Statement be accelerated to 4:30 p.m. Eastern Time, on Wednesday, October 8, 2014 or as soon as practicable thereafter, unless you are orally or in writing notified to the contrary by the Company prior to such date and time. In the event you are orally notified, you will be contacted either by Christina Melendi of Bingham McCutchen LLP or myself.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Should you have any questions regarding this request, please do not hesitate to contact Christina E. Melendi at (212) 705-7814 of Bingham McCutchen LLP, counsel to the Company.

Please contact Christina E. Melendi as soon as the Registration Statement has been declared effective.

Sincerely,

OM Asset Management plc

/s/ Stephen H. Belgrad
Name: Stephen H. Belgrad
Title: Executive Vice President and Chief Financial Officer

cc:                                Christina E. Melendi, Bingham McCutchen LLP